Exhibit 99.1

HUB Cyber Security Ltd.

April 7, 2026

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders (the “Meeting”) of HUB Cyber Security Ltd. (“HUB” or the “Company”), to be held at HUB’s offices at 2 Kaplan Street, Tel Aviv 6473403, Israel on April 20, 2026, at 8:00 a.m., Israel time.

At the Meeting, the Company’s shareholders will be asked to consider and vote on the matter described in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”). HUB’s board of directors unanimously recommends that you vote “FOR” the proposal set forth in the Notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or if you hold your shares in street name and the proxy card allows this, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, which is available on our website at www.hubsecurity.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Renah Persofsky
Renah Persofsky
Chairperson of the Board of Directors

HUB CYBER SECURITY LTD.

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Notice of Special General Meeting of Shareholders

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NOTICE IS HEREBY GIVEN that a Special General Meeting (the “Meeting”) of shareholders of HUB Cyber Security Ltd. (“HUB” or the “Company”) will be held on April 20, 2026, at 8:00 a.m., Israel time, at our offices at 2 Kaplan Street, Tel Aviv 6473403, Israel.

The Meeting is being called to authorize our Board of Directors (the “Board” or the “Board of Directors”) to effect one or more reverse share splits of our ordinary shares, no par value, with an aggregate ratio in the range of 1-for-10 to 1-for-1,000, with the exact ratio and effective date of any reverse split to be determined by the Board (such matter, the “Proposal”). We will not amend our Articles of Association and Memorandum of Association to reduce the Company’s authorized share capital in connection with any reverse share split, so any reverse split will effectively increase the Company’s authorized share capital by the amount of the reverse split ratio.

The Proposal is described in detail in the enclosed proxy statement (the “Proxy Statement”), which we urge you to read in its entirety.

Our Board of Directors unanimously recommends that you vote “FOR” the Proposal.

Only shareholders of record at the close of business on April 6, 2026 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting, or any adjournment or postponement thereof.

The Proxy Statement, along with a proxy card enabling shareholders to indicate their vote on the Proposal, is included with this Notice of Special General Meeting of Shareholders (the “Notice”) and is being mailed on or about April 9, 2026 to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.hubsecurity.com and on the SEC’s website at www.sec.gov and at https://web.viewproxy.com/HUBC/2026.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, or if you hold your shares in street name and the proxy card allows this, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

By Order of the Board of Directors,
/s/ Renah Persofsky
Renah Persofsky
Chairperson of the Board of Directors

Tel Aviv, Israel

April 7, 2026

HUB CYBER SECURITY LTD.

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE MEETING

Q:     When and where is the Special General Meeting of Shareholders being held?

A:     The Meeting will be held on April 20, 2026, at 8:00 a.m. Israel time, at the Company’s offices at 2 Kaplan Street, Tel Aviv 6473403, Israel.

Q:     Who can attend the Meeting?

A:     Any shareholder may attend. Proof of ownership of the Company’s shares as of the Record Date and the date of the Meeting, as well as a form of personal photo identification, must be presented in order to be admitted to the Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Meeting.

Q:     Who is entitled to vote?

A:     Only holders of record of the Company’s ordinary shares, no par value each (the “Ordinary Shares”) at the close of business on the Record Date are entitled to vote at the Meeting.

Joint holders of Ordinary Shares should note that, pursuant to Article 32(d) of the Company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:     How do I vote?

A:     You may vote by mail.    You can do this by completing your proxy card (if you are a shareholder of record) and returning it in the enclosed, prepaid, and addressed envelope or your voting instruction card (if you are a “street name” beneficial owner) and returning it to the location specified therein. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

You may vote in person.    Ballots will be passed out at the Meeting to anyone who wants to vote at the Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Meeting. However, if your shares are held in “street name,” you must first obtain a signed proxy from your bank, broker or other nominee in order to vote at the Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.

Q:     What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:     Many HUB shareholders hold their shares through a bank, broker, or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions in voting procedures between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by or on behalf of your bank, broker, or other nominee, which has the authority to vote those shares. As the beneficial owner, you have the right to direct the bank, broker, or nominee how to vote your shares for the Meeting. You also may attend the Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Meeting, unless you first obtain a “legal proxy” from your bank, broker, or other nominee giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker, or nominee regarding how to vote your shares.

Q:     Does HUB recommend I vote in advance of the Meeting?

A:     Yes.    Even if you plan to attend the Meeting, HUB recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Q:     If I vote by proxy, can I change my vote or revoke my proxy?

A:     Yes.    You may change your proxy instructions at any time prior to the vote at the Meeting. If you are a shareholder of record, you may do this by:

•        delivering a written notice of revocation with the Secretary of the Company, delivered to (i) the Company’s address above or (ii) Broadridge at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717;

•        delivering a new proxy card bearing a later date; or

•        attending the Meeting and voting in person (attendance at the Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Meeting).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:     How are my votes cast when I submit a proxy vote?

A:     When you submit a proxy vote, you appoint Tuvia Grossman, the Company’s General Counsel and Chief Legal Officer, and Lior Davidson, the Company’s Vice President of Finance and Interim Chief Financial Officer, and each or any of them, with full power of substitution, as your representatives at the Meeting. Your Ordinary Shares will be voted at the Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 8:00 a.m., Israel Time, on April 18, 2026, forty-eight (48) hours prior to the Meeting) and not revoked prior to the Meeting, the persons named as proxies will vote the Ordinary Shares represented thereby at the Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:     What does it mean if I receive more than one proxy card?

A:     It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE MEETING

Q:     What constitutes a quorum?

A:     To conduct business at the Meeting, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company.

Ordinary Shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non-votes will be counted as present in determining if a quorum is present.

Q:     What happens if a quorum is not present?

A:     If a quorum is not present, the Meeting will be adjourned to 3:00 p.m., Israel Time, on April 20, 2026, unless otherwise determined by the Chairperson of the Meeting.

Q:     How will votes be counted?

A:     Each outstanding Ordinary Share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Q:     What vote is required to approve the Proposal?

A:     The Proposal requires that a simple majority of the Ordinary Shares voted in person or by proxy at the Meeting on the Proposal be voted “FOR” the adoption of the Proposal.

HOW TO FIND VOTING RESULTS

Q:     Where do I find the voting results of the Meeting?

A:     We plan to announce preliminary voting results at the Meeting and to report the final voting results following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:     Who will bear the costs of solicitation of proxies for the Meeting?

A:     The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers, and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries, and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the notice of the Meeting and this proxy statement will be available at the “Company — Investor Relations” section of our Company’s website at www.hubsecurity.com and online at https://web.viewproxy.com/HUBC/2026. The contents of that website are not a part of this proxy statement, and the inclusion of the website address in this proxy statement is an inactive textual reference only.

SHARES OUTSTANDING

As of April 6, 2026, the Company had approximately 31,379,985 Ordinary Shares outstanding. Equiniti Trust Company, LLC is the transfer agent and registrar for the Company’s Ordinary Shares.

THE PROPOSAL

APPROVAL OF ONE OR MORE REVERSE SHARE SPLITS

Purpose and Effect of Reverse Share Splits

We believe that a reverse share split is advisable in order to increase the market price per share of our Ordinary Shares and make our Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. We believe a reverse share split would also enable the market price of our shares to be safely above Nasdaq’s minimum bid price requirement, if necessary.

Our Board intends to effect a reverse share split only if it believes that a decrease in the number of Ordinary Shares outstanding is likely to improve the trading price of our Ordinary Shares or is necessary to continue our listing on the Nasdaq Stock Market.

The principal effects of a reverse share split would be that:

•        the per-share exercise price of any outstanding stock options would be increased proportionately and the number of Ordinary Shares issuable upon the exercise of such awards would be reduced proportionately, and the number of shares issuable under outstanding restricted share units, restricted share awards and all other outstanding equity-based awards would be reduced proportionately to maintain the intrinsic value of such awards;

•        the number of Ordinary Shares authorized for future issuance under our equity plans would be proportionately reduced and other similar adjustments will be made under the equity plans to reflect the reverse share split;

•        the exercise, exchange or conversion price of all other outstanding securities (including warrants) that are exercisable or exchangeable for or convertible into Ordinary Shares would be proportionately adjusted to maintain the intrinsic value of such securities and the number of Ordinary Shares issuable upon such exercise, exchange or conversion would be proportionately adjusted;

•        a reverse share split would likely increase the number of shareholders who own odd lots (less than 100 shares). Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally higher than the costs of transactions in “round lots” of even multiples of 100 shares; and

•        after the effective time of a reverse share split, the Ordinary Shares would have a new CUSIP number, which is a number used to identify our Ordinary Shares.

After a reverse share split, all Ordinary Shares would continue to have the same voting rights and rights to any dividends or other distributions by the Company.

We are therefore seeking approval of the shareholders to effect one or more reverse share splits of our outstanding Ordinary Shares, prior to December 31, 2027, in the aggregate range of 1-for-10 to 1-for-1,000, with the exact ratio and effective date of any reverse share split to be determined by our Board. We will not amend our Articles of Association and Memorandum of Association to reduce the Company’s authorized share capital in connection with any reverse share split, so any reverse split will effectively increase the Company’s authorized share capital by the amount of the reverse split ratio.

Our Board has requested that shareholders approve an aggregate reverse share split ratio range, as opposed to approval of a specific reverse share split ratio, in order to give our Board the required discretion and flexibility to determine such parameters based upon, among other factors:

•        the per share price of our Ordinary Shares immediately prior to any reverse share split;

•        the expected stability of the per share price of our Ordinary Shares following a reverse share split;

•        the trading price and trading volume of our Ordinary Shares;

•        the marketability and liquidity of our Ordinary Shares; and

•        prevailing market, business and economic conditions at the time.

We believe that granting our Board the authority to set the aggregate ratio for one more reverse splits is essential because it allows us to take these factors into consideration and to react to changing market conditions. If the Board chooses to implement one more reverse share splits within the proposed range and time frame, no further action on the part of the shareholders will be required. Following such determination by our Board, we will issue a press release announcing the effective date of any reverse share split.

Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor), no certificates or scrip representing fractional Ordinary Shares will be issued upon consummation of a reverse share split, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a holder of our Ordinary Shares. All fractional shares to which a shareholder would be entitled will be rounded down to the nearest whole number.

Tax Consequences of a Reverse Share Split

Israeli Tax Law

Generally, a reverse share split will not result in the recognition of gain or loss for Israeli income tax purposes, except with respect to any shares issued, or payment made, as a result of rounding up of fractional shares (but see above under “Fractional Shares”). The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to a reverse share split, and the holding period of the new Ordinary Shares after a reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of a reverse share split.

U.S. Federal Income Tax

The following summary describes certain U.S. federal income tax consequences relating to a reverse share split for U.S. Holders (as defined below). This summary addresses only the U.S. federal income tax consequences to U.S. Holders that hold their Ordinary Shares as capital assets. This summary does not discuss all tax considerations that may be relevant to U.S. Holders in connection with a reverse share split and does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation: banks, financial institutions or insurance companies; brokers, dealers or traders in securities, commodities or currencies; tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), respectively; certain former citizens or long-term residents of the United States; persons that received our securities as compensation for the performance of services; persons that hold our securities as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes; partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that hold our Ordinary Shares through such an entity; persons whose “functional currency” is not the U.S. Dollar; persons subject to the alternative minimum tax; or persons that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our Ordinary Shares. Moreover, this summary does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of a reverse share split.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of a reverse share split or that such a position would not be sustained. Shareholders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of a reverse share split in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that, for United States federal income tax purposes, is:

•        a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of a reverse share split in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of a reverse share split.

A reverse share split is intended to be treated as a recapitalization for U.S. federal income tax purposes. Therefore, in general, subject to the discussion regarding passive foreign investment company (“PFIC”) status below, a U.S. Holder will not recognize any gain or loss for U.S. federal income tax purposes as a result of a reverse share split. In the aggregate, a U.S. Holder’s tax basis in its post-reverse share split shares generally will equal the U.S. Holder’s tax basis in its pre-reverse share split shares, and the holding period of the post-reverse share split shares will include the holding period of the pre-reverse share split shares.

U.S. Holders that have acquired different blocks of our Ordinary Shares at different times or at different prices are urged to consult their own tax advisors regarding the allocation of their aggregated adjusted tax basis among, and the holding period of, our Ordinary Shares.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to a reverse share split.

Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company does not believe it will be a PFIC for U.S. federal income tax purposes for 2025, but the Company may be a PFIC for U.S. federal income tax purposes for other current or future taxable years. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether the Company will be characterized as a PFIC for the 2025 taxable year until after the close of the year. If we are treated as a PFIC with respect to a United States holder for the 2025 taxable year and Section 1291(f) applies to the United States holder’s exchange of pre-reverse share split ordinary shares for post-reverse share split ordinary shares pursuant to a reverse share split, the United States holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. United States holders are urged to consult their own tax advisors regarding the application of the PFIC rules to a reverse share split.

Implementation of a Reverse Share Split

Beneficial Holders of Shares

Banks, brokers, custodians or other nominees will be instructed to effect any reverse share split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have their own procedures for processing a reverse share split. If a shareholder holds Ordinary Shares with a bank, broker, custodian or other nominee and has any questions in this regard, such shareholder is encouraged to contact their bank, broker, custodian or other nominee.

Registered “Book-Entry” Holders of Shares

Our registered shareholders may hold some or all of their Ordinary Shares electronically in book-entry form. These shareholders will not have share certificates evidencing their ownership. They are provided with a statement reflecting the number of Ordinary Shares registered in their accounts. If a shareholder holds registered Ordinary Shares in a book-entry form, the shareholder does not need to take any action to receive their Ordinary Shares post-reverse-split in registered book-entry form. Such a shareholder that is entitled to post-reverse-split Ordinary Shares will automatically be sent a transaction statement at the shareholder’s address of record as soon as practicable after a reverse share split indicating the whole number of Ordinary Shares held.

Holders of Certificated Shares

Some registered shareholders hold their Ordinary Shares in certificate form or a combination of certificate form and book-entry form. If any of a shareholder’s Ordinary Shares are held in certificate form, that shareholder will receive a transmittal letter from the Company’s transfer agent as soon as practicable after the effective time of a reverse share split. The transmittal letter will be accompanied by instructions specifying how the shareholder may exchange their certificates representing the pre-reverse-split Ordinary Shares for a statement of holding. When that shareholder submits their certificates representing the pre-reverse-split Ordinary Shares, the post-reverse-split Ordinary Shares will be held electronically in book-entry form. This means that, instead of receiving a new share certificate, that shareholder will receive a statement of holding that indicates the number of post-reverse-split Ordinary Shares held in book-entry form. The Company will no longer issue physical share certificates unless a shareholder makes a specific request for a physical share certificate representing the shareholder’s post-reverse-split Ordinary Share ownership interest.

Beginning at the effective time of a reverse share split, each certificate representing pre-reverse-split Ordinary Shares will be deemed for all corporate purposes to evidence ownership of post-reverse-split Ordinary Shares. Shareholders will need to exchange their old certificates in order to effect transfers of shares on Nasdaq. If an old certificate bears a restrictive legend, the registered shares in book-entry form will bear the same restrictive legend.

Certain Risks and Potential Disadvantages Associated with a Reverse Share Split

A reverse share split could result in a significant devaluation of our market capitalization and the trading price of our Ordinary Shares.

We cannot assure you that a reverse share split, if implemented, will increase the market price of our Ordinary Shares in proportion to the reduction in the number of issued and outstanding Ordinary Shares or result in a permanent increase in the market price. Accordingly, the total market capitalization of our Ordinary Shares after a reverse share split may be lower than the total market capitalization before the reverse share split and, in the future, the market price of our Ordinary Shares following the reverse share split may not exceed or remain higher than the market price prior to the reverse share split. The effect a reverse share split may have upon the market price of our Ordinary Shares cannot be predicted with any certainty, and the history of similar reverse share splits for companies in similar circumstances to ours is varied. The market price of our Ordinary Shares is dependent on many factors, including our business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports we file with the SEC. If a reverse share split is implemented and the market price of our Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a reverse share split.

Even if we effect a reverse share split, we will still be subject to the continued listing requirements of the Nasdaq Stock Market.

Even if the market price per Ordinary Share on a post-reverse share split basis remains in excess of $1.00 per share, we may be delisted from the Nasdaq Stock Market due to a failure to meet other continued listing requirements, including Nasdaq requirements related to the minimum shareholders’ equity, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of round lot holders. A “public holder” is any holder other than an executive officer, director or beneficial owner (an owner with voting or dispositive power over such shares, as defined in Rule 13d-3 under the Exchange Act) of more than 10% of our outstanding Ordinary Shares.

In the event that our Ordinary Shares are not eligible for continued listing on the Nasdaq Stock Market or another national securities exchange, trading of our Ordinary Shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTCQX, the OTCQB or the Pink Market. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares.

A reverse share split may result in some shareholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

A reverse share split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-reverse share split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 Ordinary Shares.

The reduced number of Ordinary Shares resulting from a reverse share split could adversely affect the liquidity of our Ordinary Shares.

Although the anticipated increase in the market price of Ordinary Shares as an immediate consequence of a reverse share split could encourage interest in our Ordinary Shares and possibly promote greater liquidity for our shareholders, such liquidity could also be adversely affected by the reduced number of shares outstanding and potential decrease in trading volume after the reverse share split.

Since we will not amend our Articles of Association and Memorandum of Association in connection with any reverse split, any reverse split will effectively increase the Company’s authorized share capital by the amount of the reverse split ratio.

An effective increase in our authorized share capital could result in greater dilution to the ownership interest of our existing shareholders than would occur had the effective increase in our authorized share capital not occurred. Future issuances of Ordinary Shares will dilute the voting power and ownership of our existing shareholders, and, depending on the amount of consideration received in connection with the issuance, could also reduce shareholders’ equity on a per-share basis. Although the purpose of the effective increase in authorized share capital is to maintain our flexibility for capital-raising and M&A transactions and to be able to honor our obligations to issue Ordinary Shares under exiting convertible notes and warrants, Ordinary Shares may also be issued in the future for other purposes, giving rise to further opportunities for dilution. For example, the authorized Ordinary Shares could, in theory, also be used to resist or frustrate a third-party take-over transaction (e.g., by permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of the board or management of our Company or contemplating a tender offer or other transaction for the combination of the Company with another company). The newly available authorized shares resulting from the effective increase in our authorized share capital thus may have the potential to limit the opportunity for our shareholders to dispose of their Ordinary Shares at a premium.

Interests of Certain Persons

Certain of our executive officers and directors have an interest in the Proposal as a result of their ownership of Ordinary Shares. However, we do not believe that our executive officers or directors have interests in the Proposal that are different than or greater than those of any of our other shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve one or more reverse share splits of the Company’s ordinary shares, no par value, at an aggregate ratio in the range of 1-for-10 to 1-for-1,000, with the exact ratio and effective date of any reverse share split to be determined by the Company’s Board of Directors, and not to amend the Company’s Articles of Association and Memorandum of Association in connection with any reverse split, which will effectively increase the Company’s authorized share capital by the amount of the applicable reverse split ratio.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt the Proposal.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

Our 2024 Annual Report is available on the SEC’s website at www.sec.gov, as well as under the “Company — Investor Relations” section of our website at www.hubsecurity.com. In addition, our reports of a foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at the foregoing section of our website. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to these proxy rules.

By Order of the Board of Directors,
/s/ Renah Persofsky
Renah Persofsky
Chairperson of the Board of Directors
April 7, 2026